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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

_________________________                             _________________________
                                                           SEC FILE NUMBER
      OMB APPROVAL                                              0-11532
_________________________                             _________________________
OMB Number:     3235-0058                             _________________________
Expires:     May 31, 1997                                   CUSIP NUMBER
Estimated average burden
hours per response...2.50                                    457303 10 5
_________________________                             _________________________


(Check One): /X/ Form 10-KSB  / / Form 20-F  / /Form 11-K  / / Form 10-QSB
             / / Form N-SAR

  For Period Ended: June 30, 1996
  / / Transition Report on Form 10-KSB
  / / Transition Report on Form 20-F
  / / Transition Report on Form 11-K
  / / Transition Report on Form 10-QSB
  / / Transition Report on Form N-SAR
  For the Transition Period Ended: _____________________________________________

________________________________________________________________________________
  Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
________________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
________________________________________________________________________________

PART I -- REGISTRANT INFORMATION        Inland Casino Corporation
________________________________________________________________________________
Full Name of Registrant
                                        Twin Creek Exploration Co., Inc.
________________________________________________________________________________
Former Name if Applicable
                                        4225 Executive Square, Suite 1650
________________________________________________________________________________
Address of Principal Executive Office (Street and Number)
                                        La Jolla, California 92037
________________________________________________________________________________
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     !  (a) The reasons described in reasonable detail in Part III of this form
     !      could not be eliminated without unreasonable effort or expense;
     !
     !  (b) The subject annual report, semi-annual report, transition report on
     !      Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will
     !      be filed on or before the fifteenth calendar day following the
/X/  !      prescribed due date; or the subject quarterly report or transition
     !      report on Form 10-QSB, or portion thereof will be filed on or before
     !      the fifth calendar day following the prescribed due date; and
     !
     !  (c) The accountant's statement or other exhibit required by Rule
     !      12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-KSB, 20-F, 11-K, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                      See Attachment "A" and Exhibit 99.1

                                                 (Attach Extra Sheets if Needed)
                                                                 SEC 1344 (6/94)
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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
    John F. Della Grotta                    714           553-7532
    -----------------------------------  ----------  ----------------------
           (Name)                        (Area Code)  (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). /x/ Yes / / No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               /X/ Yes     / / No

                              See Attachment "B."

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                           Inland Casino Corporation
              ---------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   September 27, 1996       By   /s/ Duane M. Eberlein
       ---------------------      -------------------------
                                  Vice President, Chief Financial
                                  Officer and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
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Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549; in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (section 232.201 or section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (section 232.13(b) of this chapter).
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                                 ATTACHMENT "A"

        In light of the added support activity required by the Company from its internal financial and accounting staff with respect to several new consulting and other corporate projects, the internal financial and accounting staff of the Company require additional time to (i) prepare the required disclosures for the Annual Report on Form 10-KSB for the fiscal year ended June 30, 1996, (ii) coordinate with the Company's independent public accountants, and (iii) allow the Company's independent public accountants time to finalize their audit of the financial statements for the fiscal year ended June 30, 1996.



                                 ATTACHMENT "B"

        Revenue decreased 18.9% from $14,152,565 for the fiscal year ended June 30, 1995 ("Fiscal 1995") to $11,482,000 for the fiscal year ended June 30, 1996 ("Fiscal 1996"), primarily because of reduced profit margins at the Barona Casino.

        General and administrative expenses increased 63.6% from $4,032,941 for Fiscal 1995 to $6,597,449 for Fiscal 1996, primarily as a result of increased payroll, marketing and administrative costs. Included in administrative costs in Fiscal 1996 was $172,000 of research and development costs associated with the development of software and hardware for proposed video lottery terminals primarily for sale to existing and prospective Indian gaming clients.

        Amortization of deferred contract costs decreased 14.4% from $2,677,848 for Fiscal 1995 to $2,410,333 for Fiscal 1996. Through March 31, 1996, the amortization of management agreement acquisition costs was calculated as the greater of the amortization using (i) the straight-line method over the remaining term of the Gaming Management Agreement dated February 1992, as amended, with the Barona Tribe (superseded as of April 1, 1996 by the Amended and Restated Consulting Agreement with the Barona Tribe) or (ii) an accelerated method, whichever method was greater. The accelerated amortization was equal to the excess of fees earned over 30% of the Barona Casino's operating income. Since the Company did not earn fees of over 30% of the Barona Casino's operating income during the nine months ended March 31, 1996, the straight-line method was used for the first nine months of Fiscal 1996, compared to use of the accelerated method for Fiscal 1995. Beginning April 1, 1996, the effective date of such Consulting Agreement, these costs, now captioned deferred contract costs, are being amortized using the straight-line method over the initial three-year term of the Consulting Agreement.

        The income tax provision decreased 65.9% from $2,992,000 for Fiscal 1995 to $1,020,000 for Fiscal 1996, primarily as a result of lower taxable income and a lower effective income tax rate.



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                               INDEX TO EXHIBITS

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
                                                                   Sequentially
Exhibit No.       Description                                     Numbered Page
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
   99.1           Confirmation Letter from Grant Thornton, LLP
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